As filed with the Securities and Exchange  Commission on July 8, 1996.
                                             Registration No. 333-_________

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            ------------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      Under
                           The Securities Act of 1933
                       CONTINENTAL WASTE INDUSTRIES, INC.
             (Exact name of registrant as specified in its charter)

                               Delaware 11-2909512
                (State or other jurisdiction of (I.R.S. Employer
               incorporation or organization) Identification No.)

                           67 Walnut Avenue, Suite 103
                                Clark, New Jersey
                                 (908) 396-0018
   (Address including zip code, and telephone number, including area code, of registrant's principal executive offices)
                            ------------------------
                                CARLOS E. AGUERO
                       CONTINENTAL WASTE INDUSTRIES, INC.
                           67 Walnut Avenue, Suite 103
                             Clark, New Jersey 07066
                                 (908) 396-0018
   (Name and address, including zip code, and telephone number, including area code, of agents for service)

                                 With a Copy to:
                             MICHAEL J. CHOATE, ESQ.
                         SHEFSKY FROELICH & DEVINE LTD.
                      444 North Michigan Avenue, Suite 2500
                             Chicago, Illinois 60611
                                 (312) 527-4000
                            ------------------------
                Approximate date of commencement of proposed sale to the public:
         As soon as practicable after this Registration Statement has become effective.
                            ------------------------
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|_________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.|_|_________

     If delivery of the  prospectus is expected to be made pursuant to Rule 434,
please check the following box.   |_|_______

                         CALCULATION OF REGISTRATION FEE
Title of each
 class of
securities                     Proposed maximum  Proposed maximum     Amount of
  to be           Amount to be  offering price  aggregate offering  registration
Registered(1)     registered(1)  per share(2)      price(2)           fee(2)
- -------------     ------------  --------------- ------------------  ------------
Common Stock,
par value $0.0006
 per share         646,820         $18.75          $12,127,875        $4,182.02

(1) Includes 89,999 shares of common stock which are issuable upon exercise of warrants granted by the Company and which may be offered by the holders thereof following exercise of the warrants. This Registration Statement also relates to an additional indeterminate number of shares of the Company's common stock that may be issued upon the antidilution provision contained in the warrant agreements.
(2) Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(c).

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                     Subject to Completion dated July 8, 1996

PROSPECTUS
                                646,820 Shares


                        CONTINENTAL WASTE INDUSTRIES, INC.

                                   Common Stock
                           ($0.0006 par value per share)


     This Prospectus relates to the public offering of up to 646,820 shares (the "Shares") of common stock, $0.0006 par value per share (the "Common Stock"), of Continental Waste Industries, Inc. (the "Company")including 89,999 shares which may be issued by the Company upon the exercise of warrants previously granted by the Company (the "Warrant Shares"). All of the Shares offered hereby, including the Warrant Shares, may be sold from time to time by the stockholders described herein (each a "Selling Stockholder," collectively the "Selling Stockholders") in transactions in which they and any broker-dealer through whom such Shares are sold may be deemed to be underwriters within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), as more fully described herein. Any commissions paid or concessions allowed to any broker-dealer, and, if any broker-dealer purchases such Shares as principal, any profits received on the resale of such Shares, may be deemed to be underwriting discounts and commissions under the Act. The Company will not receive any of the proceeds from the sale of the Shares but will pay the expenses incurred in registering the Shares, including legal and accounting fees. The Selling Stockholders will bear all other expenses of this offering, including brokerage fees, any underwriting discounts or commissions.

     On July 5, 1996, the Company had 14,832,218 shares of its Common Stock outstanding. The Common Stock is included for quotation on the Nasdaq National Market ("Nasdaq") under the symbol "CONT." The last reported sale price of the Common Stock on the Nasdaq on July 5, 1996 was $18.50 per share.


      Prospective purchasers should carefully consider the matters set forth under the caption "Risk Factors" located on page 6.

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
            SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
           OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY
            OR ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION TO THE
                          CONTRARY IS A CRIMINAL OFFENSE.


                 The date of this Prospectus is July   , 1996.

Information contained herein is subject to completion and amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such State.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). These reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; New York Regional Office, Public Reference Room, Seven World Trade Center, 13th Floor, New York, New York 10048; and Chicago Regional Office, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661. Copies of this material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates and may also be accessed through the World Wide Web at http://www.sec.gov. The Common Stock is included for quotation on the Nasdaq National Market and these reports, proxy statements and other information concerning the Company may be inspected at the office of the Nasdaq National Market, 1735 K Street, N.W., Washington, D.C. 20006. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. The Registration Statement and any amendments thereto, including exhibits filed as a part thereof, are available for inspection and copying as set forth above.

                      DOCUMENTS INCORPORATED BY REFERENCE

       The following documents heretofore filed by the Company with the Commission under the Exchange Act are incorporated herein by reference: (i) the Company's Annual Report on Form 10-KSB for the year ended December 31, 1995;
(ii) the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996; and (iii) the Company's Current Report Form 8-K dated May 20, 1996.

       All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering made by this Prospectus, shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing these documents. Any statements contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein (or in any other subsequently filed document which also is incorporated by reference herein) modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed to constitute a part hereof except as so modified or superseded. All information appearing in this Prospectus is qualified in its entirety by the information and financial statements (including notes thereto) appearing in the documents incorporated herein by reference.

          THIS  PROSPECTUS  INCORPORATES  DOCUMENTS BY  REFERENCE  WHICH ARE NOT
     PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS (OTHER THAN EXHIBITS THERETO) ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST BY ANY PERSON TO WHOM THIS PROSPECTUS HAS BEEN DELIVERED, FROM THE COMPANY. REQUESTS SHOULD BE DIRECTED TO JEFFREY E. LEVINE, SENIOR VICE PRESIDENT AND GENERAL COUNSEL, 67 WALNUT AVENUE, SUITE 103, CLARK, NEW JERSEY 07066 (TELEPHONE 908-396-0018).
                     -----------------------------------

                                  THE COMPANY

     The Company provides integrated solid waste management services to residential, commercial and industrial customers concentrated primarily in the eastern half of the United States. These services include non-hazardous landfill disposal, solid waste collection, transfer station operations and recycling programs. The Company conducts its operations in ten states and in Costa Rica, and operates ten landfills, nine waste collection operations, fourteen transfer stations and four recycling facilities. Since its founding in 1988, the Company has experienced significant growth in revenue and operating income, due primarily to the acquisition of 31 solid waste service businesses.

     The Company has grown through acquisitions and internal expansion. Recent acquisitions have taken the Company into selected new markets in the eastern United States where it believes attractive opportunities for growth and integration exist. In addition to its base of operations in the Midwest and Mid-South, the Company is now serving markets in South Carolina and central Florida. In particular, the Company has targeted the New Jersey market for substantial future growth through acquisitions. Since January 1, 1995, the Company has completed eleven acquisitions representing approximately $29 million in estimated annual revenue. In addition, as of July 1, 1996, the Company had seven acquisitions under definitive contract or non-binding letters of intent, representing approximately $42 million in combined annual revenue. Although the Company intends to aggressively pursue these and other transactions, there can be no assurance that these transactions will be consummated or that the estimated revenue will be achieved. The number and size of transactions under consideration fluctuate continually as new letters of intent are signed and acquisitions are completed or abandoned.

     On June 27, 1996, the Company executed a definitive agreement to merge with Republic Industries, Inc. ("Republic"). Based in Ft. Lauderdale, Florida, Republic is a diversified services company, which, through its subsidiaries, operates businesses providing, among other services, integrated solid waste disposal, collection and recycling services to public and private sector customers. Under the terms of the proposed merger, each share of the Company's common stock outstanding on the effective date of the merger would be converted into 4/5ths of a share of common stock of Republic. In addition, warrants to acquire shares of the Company's common stock would be converted into warrants to acquire shares of Republic's common stock. The proposed merger is subject to a number of important conditions including: (i) approval by the stockholders and the boards of each of the Company and Republic; (ii) regulatory approvals; and
(iii) due diligence by both the Company and Republic. The Company expects that the merger will be voted upon at a special meeting to be held sometime later in the year. If the merger is approved, the Company will be merged with and into a newly-formed subsidiary of Republic and will become a wholly-owned subsidiary of Republic.

     Notwithstanding the proposed merger, the Company intends to continue implementing its current business plan pending satisfaction of the conditions to the merger. The Company's current strategy is focused on an integrated operational model over a geographically diverse base of operations. In general, the Company seeks to own or control both waste collection and disposal operations in each of the local markets in which it competes. For the year ended December 31, 1995, approximately 56% of the waste accepted by the Company's landfills was derived from Company collection operations or delivered under contracts of more than one year in duration. The Company's waste hauling and transfer operations currently dispose at Company landfills approximately 93% of the waste which they collect. This integration strategy is intended to improve cost competitiveness and mitigate operating risk by reducing the dependence of the Company's landfills on waste streams from unaffiliated haulers, and by reducing the exposure of the Company's collection operations to disposal cost fluctuations at facilities owned by third parties.

       The Company targets landfill and collection business acquisitions primarily within midsized regional markets in the United States, as well as selected urban markets in Latin America. The Company generally pursues a "hub and spoke" acquisition strategy involving the acquisition of landfills in its target markets, as well as collection businesses and transfer stations which control waste volumes that can be channeled into Company landfills. The Company considers both profitable and underperforming landfills and collection businesses for acquisition. The Company also expects to achieve internal growth by providing acquired businesses with access to capital; internal landfill remediation and construction capabilities; enhanced marketing resources and credibility; expertise in regulatory and permitting matters; and professional operating systems and financial controls. The Company seeks to improve operating efficiencies and profitability at acquired businesses through increasing the density of collection routes, rationalizing operating and administrative costs, and selectively increasing prices. The Company's internal growth objectives are augmented by a continuing landfill expansion program. The Company has in excess of 50 million total cubic yards of remaining disposal capacity permitted, or in various stages of permitting, at its landfills.

       The Company believes that a substantial number of potential acquisition candidates in North America exist. Despite the consolidation that has occurred to date and the existence of several large publicly-traded solid waste management companies, an estimated 66% of the industry revenue remains under the control of approximately 6,000 private, predominantly small, collection and disposal businesses and several hundred municipalities.

       The Company is a Delaware corporation with its principal executive offices located at 67 Walnut Avenue, Suite 103, Clark, New Jersey 07066; (908) 396-0018.

                               RECENT DEVELOPMENTS

New Jersey

     The Company has identified New Jersey as a market where it believes significant opportunities for growth and consolidation exist. The Company recently purchased its first operation in New Jersey, and has recently entered into definitive agreements to acquire three additional solid waste businesses within the state: Raritan Valley Disposal; Linden Disposal; and Somerset Carting. The Company also has executed non-binding letters of intent to acquire two additional New Jersey solid waste businesses. These potential acquisitions represent approximately $41 million of combined annual revenues and are primarily collection businesses, although one also operates a recycling facility. The Company believes that the New Jersey market is distinguished by several characteristics, including a high price structure for waste disposal; a relatively small competitive presence by the national waste management firms; dense collection routes; a mature recycling industry; proximity to New York City, the nation's single largest solid waste services market; and highly fragmented competition. An estimated 1,500 separate businesses perform waste collection, disposal, transfer/transport, and recycling services in New Jersey. The Company's headquarters have been located in New Jersey since its founding, and its acquisition initiatives in the state are being personally conducted by the Company's senior executives, some of whom have longstanding relationships within the state's solid waste industry. Besides the four businesses identified above, the Company is actively pursuing discussions with several additional acquisition candidates in New Jersey. Closings of the above acquisitions are all subject to approval by New Jersey authorities, and there can be no assurance that any of these prospective transactions will be completed.

Central Florida

     In March 1996, the Company entered the central Florida market through the separate acquisition of two construction and demolition debris landfills which serve the greater Orlando/Daytona Beach metropolitan area. The acquired businesses also included small collection and waste processing operations. The combined annual revenues of the above businesses are approximately $1.2 million. The Company believes opportunities for growth in this market exist through the acquisition or development of additional collection operations with the ability to channel waste to the Company's landfills, as well as through the relatively high rate of population growth and residential and commercial development in central Florida.

South Carolina

     The Company has formed an 85% owned subsidiary, NationsWaste, Inc., to pursue opportunities in the North and South Carolina markets together with a locally-based management team. In October 1995, NationsWaste purchased a landfill in Richland County, South Carolina and concurrently signed a long term put-or-pay contract with a major customer. This operation has estimated annual revenues of $4 million, and NationsWaste is actively pursuing additional acquisitions of independent waste management businesses, as well as opportunities to privatize the solid waste operations of various municipal governments.

Latin America

     Since 1994, the Company has operated the only private landfill in Costa Rica. The Company was selected through competitive bidding in March 1996 to develop a modern landfill in the Central Valley area of the country and to negotiate disposal contracts with 12 separate municipalities that would be the principal customers of the new landfill. Approximately 1.5 million persons live in the Central Valley area and generate an estimated 1,000 tons per day of commercial and residential waste, which are expected to yield $2 million to $3 million of annual disposal revenues. The Company expects to receive the required permits and to commence construction of the landfill during the summer of 1996. During the first quarter of 1996, the Company sold its operations in Mexico at a gain due to the unfavorable economic outlook in that market.

Other

     The Company recently executed non-binding letters of intent to purchase (i) a collection and transfer station operation in western Michigan with annual revenues of approximately $6 million; and (ii) a facility in eastern Missouri that has been permitted for, but has not yet constructed, a landfill. In March 1996, the Company ceased operations at its Prichard landfill in West Virginia due to the unfavorable tax climate in that state. In 1995, Prichard represented less than 3.5% of the Company's total revenues.

                                 RISK FACTORS

     This Prospectus contains certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Actual results could differ materially from those projected in the forward-looking statements based, among other things, upon the risk factors set forth below and elsewhere in this Prospectus. In addition to the other information contained and incorporated by reference in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing the Shares offered hereby:

       Extensive Environmental and Land Use Laws and Regulations. The Company is subject to extensive and evolving environmental and land use laws and regulations which have become increasingly stringent in recent years as a result of greater public interest in protecting the environment. These laws and regulations affect the Company's business in many ways, including as set forth below, and will continue to impose substantial costs on the Company.
Additionally, any reduction in enforcement or relaxation of environmental regulations could have a material adverse effect on the Company's business and financial condition.

       Extensive Permitting Requirements. In order to develop, operate and expand solid waste management facilities, it is generally necessary to obtain and maintain in effect one or more permits as well as zoning, environmental and/or other land use approvals. These permits and approvals are difficult and time consuming to obtain and are frequently subject to opposition by various elected officials or citizens. In addition, facility operating permits may be subject to modification or revocation, and it may be necessary to periodically renew a permit, which may reopen opportunities for opposition to the permit. There can be no assurance that the Company will be successful in obtaining and maintaining in effect the permits and approvals required for the successful operation and growth of its business, and the failure by the Company to obtain or maintain in effect a permit significant to its business could have a material adverse effect on the Company's business and financial condition.

       Design, Operation and Closure Requirements. The design, operation and closure of landfills is extensively regulated. These regulations include, among others, the regulations (the "Subtitle D Regulations") establishing minimum federal requirements adopted by the United States Environmental Protection Agency (the "EPA") under Subtitle D of the Resource Conservation and Recovery Act of 1976 ("RCRA"). The Subtitle D Regulations require all states to adopt regulations regarding landfill design, operation and closure requirements that are no less stringent than the Subtitle D Regulations. Most states, including those states in which the Company's landfills are located, have extensive landfill regulations which have been updated or replaced with new regulations consistent with the Subtitle D Regulations. These federal and state regulations require the Company to monitor groundwater, provide financial assurance, and fulfill closure and post-closure obligations. These regulations could also require the Company to undertake investigatory or remedial activities, to curtail operations or to close a landfill temporarily or permanently. Future changes in these regulations may require the Company to modify, supplement, or replace equipment or facilities at costs which may be substantial. The failure of the states or other regulatory agencies to enforce these regulations vigorously or consistently may give an unfair advantage to competitors of the Company whose facilities do not comply with the Subtitle D Regulations. Although the Company maintains reserves for the payment of obligations related to the closure and post-closure monitoring of landfill sites and the remediation of its facilities, the financial obligations related to these responsibilities may exceed the Company's reserves, and could have a material adverse effect on the Company's business and financial condition.

     Legal  and  Administrative  Proceedings.  In  the  ordinary  course  of its business, the Company may become involved in a variety of legal and administrative proceedings relating to land use and environmental laws and regulations. These may include proceedings by federal, state or local agencies seeking to impose civil or criminal penalties on the Company for violations of those laws and regulations, or to impose liability on the Company under federal or comparable state statutes, or to revoke or deny renewal of a permit; actions brought by citizens groups, adjacent landowners or governmental entities opposing the issuance of a permit or approval to the Company or alleging violations of the permits pursuant to which the Company operates or laws or regulations to which the Company is subject; or actions seeking to impose liability on the Company for any environmental damage at its landfill sites or that its landfills or other properties may have caused to adjacent landowners or others, including air, groundwater or soil contamination. A local citizens group has filed objections to issuance of a renewed permit at the Company's United Refuse landfill near Fort Wayne, Indiana. The Company could incur substantial legal expenses during the course of this or other proceedings, and these expenses or the adverse outcome of one or more of these proceedings could have a material adverse effect on the Company's business and financial condition.

     During the ordinary course of its operations, the Company has from time to time received, and expects that it may in the future from time to time receive, notices from governmental authorities that its operations are not in compliance with its permits or certain applicable environmental or land use laws and regulations. The Company generally seeks to work with the authorities to resolve the issues raised by such citations or notices. There can be no assurance, however, that the Company will always be successful in this regard, and the failure to resolve a significant issue could have a material adverse effect on the Company's business and financial condition.

     Potential Liabilities. There may be various adverse consequences to the Company if a facility owned or operated by the Company causes environmental damage, or if waste transported by the Company causes environmental damage at another site, or if the Company fails to comply with applicable environmental and land use laws and regulations or the terms of a permit or outstanding consent order. These may include the imposition of substantial monetary penalties on the Company; the issuance of an order requiring the curtailment or termination of the operations involved or affected; the revocation or denial of permits or other approvals necessary for continued operation or landfill expansion; the imposition of liability on the Company in respect of any environmental damage (including air, groundwater or soil contamination) both at its landfill sites as well as those of adjacent properties or others which may have been caused by the Company's landfills or by waste transported by the Company; the imposition of liability on the Company under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA" or "Superfund") or under comparable state laws; and criminal liability for the Company or its officers. Any of the foregoing could have a material adverse effect on the Company's business and financial condition. The Company has not been able to obtain, at a reasonable premium, significant environmental impairment liability insurance. As a result, liability for environmental damage could have a material adverse effect on the Company's business and financial condition.

     Type, Quantity and Source Limitations. Certain permits and approvals may limit the types or quantity of waste that may be accepted at a landfill during a given time period. In addition, certain permits and approvals, as well as certain state and local regulations, may limit a landfill to accepting waste that originates from specified geographic areas or seek to restrict the import of out-of-state waste or otherwise discriminate against out-of-state waste. Some of the waste accepted at the Company's landfills is transferred across state borders. Generally, restrictions on the import of out-of-state waste have not withstood judicial challenge. However, federal legislation has been proposed from time to time that would allow individual states to prohibit the disposal of out-of-state waste or to limit the amount of out-of-state waste that could be imported for disposal and would require states, under certain circumstances, to reduce the amounts of waste exported to other states. If this or similar legislation is enacted, states in which the Company operates landfills could act to limit or prohibit the import of out-of-state waste. Such state actions could adversely affect landfills within those states that receive a significant portion of waste originating from out-of-state and could have a material adverse effect on the Company's business and financial condition.

     In addition, certain states and localities may, for economic or other reasons, restrict the export of waste from their jurisdiction or require that a specified amount of waste be disposed of at facilities within their jurisdiction. The United States Supreme Court invalidated as unconstitutional a local ordinance that sought to impose such flow controls. However, certain state and local jurisdictions continue to seek to enforce these restrictions, and some lower federal courts have upheld local enforcement of restrictions similar to those invalidated by the most recent Supreme Court decision. In addition, Federal legislation that would allow states greater authority to control the flow of waste has again been introduced in Congress. These restrictions could result in reduced waste volume in certain areas, may adversely affect the Company's ability to operate its landfills at their full capacity or may affect the prices that can be charged for landfill disposal services. These restrictions may also result in higher disposal costs for the Company's collection operations. An inability to pass along these higher operating or disposal costs to customers could have a material adverse effect on the Company's business and financial condition.

     Availability and Integration of Potential Future Acquisitions. The Company's strategy envisions that a substantial part of its future growth will come from acquiring and integrating independent solid waste collection, transfer and disposal operations. There can be no assurance that the Company will be able to identify suitable acquisition candidates or, if identified, negotiate successfully their acquisition. If the Company is successful in identifying and negotiating suitable acquisitions, there can be no assurance that any debt or equity financing necessary to complete the acquisition can be arranged on terms satisfactory to the Company or that any such financing will not significantly increase the Company's level of indebtedness or result in additional dilution to existing stockholders. Moreover, there can be no assurance that the Company will be able to integrate successfully any acquired business, or manage to improve the operating or administrative efficiencies or productivity of any acquired business. Failure by the Company to implement successfully its acquisition strategy will limit the Company's growth potential.

     Competition. The solid waste collection and disposal business is highly competitive and requires substantial amounts of capital. The Company competes both for customers and acquisition candidates with numerous waste management companies, many of which have significantly larger operations and greater resources. The Company also competes for customers with counties and municipalities which maintain their own waste collection and disposal operations. These counties and municipalities may be better positioned to finance these operations due to the availability of tax revenue and tax exempt financing and may enjoy other strategic advantages due to their ability to regulate the market. In addition, competitors may reduce the price of their services in an effort to expand market share or to win competitively bid municipal contracts.

       The Company provides a portion of its residential collection services under county and municipal contracts that are subject to periodic competitive bidding. There is no assurance that the Company will be the successful bidder in the future and will be able to retain these contracts. The Company's inability to compete with these larger and better capitalized companies, or to replace any contract lost through the competitive bidding process with a comparable contract within a reasonable time period could have a material adverse effect on the Company's business and financial condition.

       Financial Assurance Obligations. The Company is required, from time to time, to provide financial assurance in connection with municipal residential collection contracts and to a lesser extent private sector customers, and in connection with the operation or closure of landfills and post-closure monitoring and corrective activities. If the Company were to be unable to obtain surety bonds or letters of credit in sufficient amounts or at reasonable rates, or to provide other required forms of financial assurance, it might be precluded from entering into additional municipal collection contracts or obtaining or retaining required landfill permits and approvals. The inability to provide financial assurance could have a material adverse effect on the Company's business and financial condition.

       Alternatives to Landfill Disposal. Alternatives to landfill disposal, such as recycling, incineration and composting, are increasingly being utilized in the waste management industry. In addition, there has been a growing trend at the state and local levels to mandate recycling and waste reduction at the source and to prohibit the disposal of certain types of wastes at landfills. For example, many states, including states in which the Company owns landfills, have adopted bans on the disposal of yard waste or leaves in landfills and many states have adopted rules restricting or limiting disposal of tires at landfills. This may reduce the volume of waste going to landfills in certain areas, which may affect the Company's ability to operate its landfills at their full capacity and/or affect the prices that can be charged for landfill disposal services.

       Dependence on Senior Management. The Company is highly dependent upon its senior management team. The loss of the services of any member of senior management could have a material adverse effect on the Company's business and financial condition.

       Economic Cycles and Seasonality. The Company's business is affected by general economic conditions. There can be no assurance that an economic downturn will not result in a reduction in the volume of waste disposed at the Company's operations and/or the price that the Company can charge for its services. The Company's revenue may also be affected by seasonal weather conditions. This is primarily because construction and demolition activities, remediation of contaminated soils, and the volume of industrial and residential waste in the regions where the Company operates tend to decrease during the winter months. Particularly harsh weather conditions may result in the temporary suspension of certain of the Company's operations, which could have a material adverse effect on the Company's business and financial condition.

       Prohibitions Under the Delaware General Corporation Law Restricting Certain Business Combinations. Section 203 of the Delaware General Corporation Law (the "Delaware Antitakeover Law") prohibits, under certain circumstances, "business combinations" between a Delaware corporation whose stock is publicly-traded and an "interested stockholder" of such corporation. The provisions prohibiting "business combinations" could delay or frustrate the removal of incumbent directors or a change in control of the Company. The provisions also could discourage, impede, or prevent a merger, tender offer or proxy contest, even if such event would be favorable to the interests of stockholders. See "Description of Capital Stock - Delaware Antitakeover Law."

       Potential Insurance of Preferred Shares. The Company's Certificate of Incorporation authorizes the issuance of: (i) 425,200 shares of preferred stock without designation, par value of $5.64 per share; (ii) 119,000 shares of preferred stock without designation, par value of $20.00 per share (the preferred shares described in items (i) and (ii) are collectively referred to as the "Non-designated Preferred Shares"); and (iii) 100,000 shares of blank check preferred stock, par value $0.001 per share (the "Blank Check Preferred Shares"); none of which shares of preferred stock were issued and outstanding as of the date of this Prospectus. Although the issuance of Non-designated Preferred Shares would require stockholder approval, the Company's certificate of incorporation grants the Board of Directors the right to cause the Company to issue the Blank Check Preferred Shares in one or more series. The Board of Directors has the authority to issue the Blank Check Preferred Shares and determine or alter for each such series, the voting powers, full or limited, or new voting powers, and such designations, preferences, and relative participating, optional or other special rights and such qualifications, limitations, or restrictions. If the Company should ever issue preferred shares, such preferred shares could contain voting or other rights which could discourage, impede, or prevent a merger, tender offer or proxy contest which could be favorable to the interests of stockholders.



     Merger with Republic. The trading price of the Company's common stock may be affected, among other things, by the recent announcement of the proposed merger with Republic (the "Merger"). If the conditions to closing of the Merger are not satisfied or waived, and the Merger is not consummated, then the trading price of the Company's common stock may be adversely affected. As part of the Merger with Republic, each share of the Company's outstanding common stock will be converted into 4/5ths of one share of Republic's common stock. An investment in Republic is, however, subject to risks different from an investment in the Company. In connection with the Merger, a Proxy Statement/Prospectus will be distributed to holders of the Company's common stock eligible to vote on the Merger. The Proxy Statement/Prospectus will include, among other things, a description of Republic's businesses and potential risks associated with an investment in the securities of Republic and with the Merger.

              SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

     The following table sets forth selected consolidated financial information derived from the consolidated financial statements of the Company and selected consolidated operating data for the periods indicated. Balance sheet data as of December 31, 1991, 1992, 1993, 1994 and 1995 and income statement data for the years then ended have been derived from audited consolidated financial statements. Balance sheet data as of March 31, 1996 and income statement data for the three months ended March 31, 1995 and 1996 have been derived from unaudited consolidated financial statements which, in the opinion of management, include all adjustments necessary for a fair statement of the results of operations and financial position for such periods and as of such dates. Results for the three months ended March 31, 1996 are not necessarily indicative of results for the full year. The data should be read in conjunction with the Company's Consolidated Financial Statements and related notes filed in the Company's 1995 Form 10- KSB and incorporated by reference herein.

                                      Year Ended December 31,          Three Months Ended
                                                                           March 31,
                                                                         -----------
                               1991    1992     1993    1994   1995       1995      1996
                               ----    ----     ----    ----   ----       ----      ----
                                  (thousands, except per share data)

Income Statement Data: (a)
   Revenue.................  $8,488 $13,348  $16,204 $28,728  $47,815    $9,708   $13,934
   Operating expenses......   6,428   7,988    8,603  13,422   22,182     4,672     7,439
   General and administrative
        expenses...........     861   1,860    2,067   4,485    6,882     1,272     1,497
   Depreciation and
    amortization...........     434   1,805    2,606   3,802    6,863     1,360     2,288
   Office closing charge...       -       -        -       -    1,500(b)     -         -
                             ------  ------  -------  ------  ---------- ------   -------
   Income from operations..     765   1,695    2,928   7,019   10,388     2,404     2,710
   Interest expense........     180     891    1,303   1,881    2,659       579       456
   Other income (expense)..      26     107       49   (126)      205      (29)       (8)
                             ------  ------  -------  ------  ---------- ------   -------
   Income before income taxes   611
        and extraordinary gain          911    1,674   5,012    7,934     1,796     2,246
   Provision for income taxes   159     222      721   2,245    3,297       773       929
                             ------  ------  -------  ------  ---------- ------   -------
   Income before extraordinary
        gain...............     452     689      953   2,767    4,637     1,023     1,317
   Extraordinary gain from
        pre-payment of debt
        at a discount......       -       -        -     357        -         -         -
                             ------  ------  -------  ------  ---------- ------   -------
   Net income..............     452     689      953   3,124    4,637     1,023     1,317
   Preferred stock dividends
        earned (c).........     211     411      130       -        -         -         -
                             ------  ------  -------  ------  ---------- ------   -------
   Income available to
        common stockholders  $  241 $   278  $   823 $ 3,124   $4,637    $1,023  $  1,317
                            -------   ------  ------- -------  ---------- -----  --------
                            -------   ------  ------- -------  ---------- -----  --------





Earnings Per Share Data:

   Primary earnings per share
       begore extraordinary
       gain...............    $0.17   $0.10    $0.21   $0.40    $0.38(b)  $0.09     $0.09
   Fully diluted earnings per
       share before
       extraordinary gain     $0.17   $0.10    $0.19   $0.36    $0.38(b)  $0.09     $0.09
   Primary weighted average
      shares...............   1,402   2,795    3,950   6,930   12,025    11,350    14,577
   Fully diluted weighted
      average shares.......   1,402   2,795    4,739   7,685   12,160    11,548    14,683

Other Operating Data:
   EBITDA (d)..............  $1,199  $3,500   $5,534 $10,821  $18,751    $3,765    $4,998
   Capital expenditures....  $1,094  $4,185   $3,485 $12,827  $19,681    $3,923    $3,848




                                                                         As of
                                          As of December 31,           March 31,
                                          ------------------
                                1991    1992     1993     1994    1995     1996
                                ----    ----     ----     ----    ----     ----
Balance Sheet Data: (a)
 Cash and cash equivalents.... $ 711 $ 1,153  $ 1,062  $ 4,677  $ 3,483  $ 1,924
 Total assets................. 9,456  32,277   35,257   88,148  126,289  133,932
 Total debt................... 3,853  16,057   15,404   25,348   25,421   30,069
 Total stockholders' equity(e) 3,503   6,549    9,060   37,164   72,045   75,412

- -----------

(a) The Company's revenue, expenses, assets and liabilities have been significantly affected by the number and timing of several acquisitions made by the Company during the periods presented. See Note 3 of the Consolidated Financial Statements and the notes related thereto filed in the Company's 1995 Form 10-KSB.

(b) The $1.5 million office-closing charge related to the closure of the Company's office in Indianapolis, Indiana and the buyout of certain related employment contracts.

(c) Dividends on the Company's preferred stock were suspended in April 1993 by agreement with the holders thereof. In connection with the Company's public offering in November 1994, all outstanding shares of preferred stock were redeemed or exchanged for shares of Common Stock and warrants to purchase shares of Common Stock. No preferred stock is currently outstanding.

(d) EBITDA reflects income from operations, adjusted to add back the office-closing charge, depreciation and amortization. This measurement is not intended to represent net income, cash flow or any other measure of performance in accordance with generally accepted accounting principles, but it is included herein because the Company believes analysts and investors generally find it to be useful for measuring and identifying trends with respect to the Company's operating performance and creditworthiness.

(e) Public offerings of Common Stock in November 1994 and October 1995 significantly increased the Company's total stockholders' equity. See Note 9 of the Notes to Consolidated Financial Statements filed in the Company's 1995 Form 10-KSB.

                              SELLING STOCKHOLDERS

     An aggregate of up to 646,820 Shares may be offered by certain Selling Stockholders. The following table sets forth certain information with respect to the Selling Stockholders. The Company will not receive any of the proceeds from the sale of these Shares. Based on information provided by the Selling Stockholders, no Selling Stockholder owns 1% of more of the Company's outstanding Common Stock prior to this Offering. Beneficial ownership after the Offering will depend on the number of Shares sold by each Selling Stockholder.

                              Shares Beneficially              Shares to be
                                 Owned Prior       Shares      Beneficially
                                 to Offering       Being       Owned After
                                                  Offered        Offering
Selling Stockholder            Number  Percent               Number     Percent

Raymond James &
 Associates, Inc.             83,333(1) *         83,333      -          -
John E. Lawlor                 6,666(2) *          6,666      -          -
Maurice Kirchofer            111,103    *        111,103      -          -
Norman and Patricia Klein        114    *            114      -          -
Mary Lemmo                   166,653   1.12%     166,653      -          -
Nicholas Lemmo                55,551    *         55,551      -          -
Arline M. Lotano              74,068    *         74,068      -          -
Don J. Lotano                 74,069    *         74,069      -          -
Frank J. Lotano               74,068    *         74,068      -          -
Dallas Schnitzius                483    *            483      -          -
G. Michael Shannon               483    *            483      -          -
Thomas I. Wood                   229    *            229      -          -
                            _________  _____    ________     ___        ___
Total                        646,820   4.36%     646,820

(1) Represents Shares which are issuable by the Company upon the exercise of warrants granted to Raymond James.
(2) Represents Shres which are issuable upon the exercise of warrants granted to Mr. Lawlor.

     The number of Shares which may actually be sold by the Selling Stockholders will be determined from time to time by them and will depend upon a number of factors, including the price of the Shares from time to time. Because the Selling Stockholders may offer all or none of the Shares that they hold and because the offering contemplated by this Prospectus is not being underwritten, no estimate can be given as to the number of Shares that will be held by the Selling Stockholders.

     There are no material relationships between any of the Selling Stockholders and the Company or any of its predecessors or affiliates, nor have any such material relationships existed within the past three years, except as follows:

     Dallas Schnitzius and G. Michael Shannon were employees of the Company and served as executive officers of the Company from July, 1994 until on or about January 18, 1996. Messrs. In connection with its role as lead manager of the Company's public offering in November, 1994, Raymond James & Associates, Inc. ("Raymond James") received a warrant exercisable for five years to purchase 50,000 shares (on a pre-split basis) of the Company's common stock at $13.30 per share (pre-split). This warrant has not been exercised or transferred. The shares offered hereby by Raymond James represent the Shares which are issuable by the Company upon the exercise of the warrant granted to Raymond James.

                         DESCRIPTION OF CAPITAL STOCK

General

      The authorized capital stock of the Company consists of: (i) 40,000,000 shares of Common Stock, par value $0.0006 per share, 14,832,820 of which shares were outstanding as of the date of this Prospectus; (ii) 425,200 shares of preferred stock without designation, par value of $5.64 per share, none of which were issued and outstanding as of the date of this Prospectus; (iii) 119,000 shares of preferred stock without designation, par value of $20.00 per share, none of which were issued and outstanding as of the date of this Prospectus; and
(iv) 100,000 Blank Check Preferred Shares, par value $0.001 per share, none of which were issued and outstanding as of the date of this Prospectus.

Common Stock

      Each share of Common Stock is entitled to one vote. There are no pre-emptive, subscription, conversion or redemption rights pertaining to the shares of Common Stock. Stockholders are entitled to receive such dividends as declared by the board of directors out of assets legally available therefor and to share ratably in the assets of the Company available upon liquidation.

      The Certificate of Incorporation does not provide for cumulative voting. Therefore, stockholders do not have the right to aggregate their votes for the election of directors and, accordingly, stockholders holding more than 50% of the shares of Common Stock outstanding can elect all of the directors.

Preferred Stock

      The Company's certificate of incorporation grants the board of directors the right to cause the Company to issue, from time to time, all or part of the preferred stock remaining undesignated in one or more series, and to fix the number of shares of preferred stock remaining undesignated and determine or alter for each series, the voting powers, full, limited, or none, and other designations, preferences, or relative, participating, optional or other special rights and such qualifications, limitations, or restrictions thereof.

Transfer Agent

      The Company's transfer agent is LaSalle National Trust, N.A., 135 South LaSalle Street, Room 360, Chicago, Illinois 60603-4105.

Delaware Antitakeover Law

      The Delaware Antitakeover Law prohibits certain "business combinations" between a Delaware corporation whose stock is generally publicly-traded and an "interested stockholder" of the corporation for a three-year period following the date that such stockholder became an interested stockholder, unless: (i) the corporation has elected, in its certificate of incorporation, not to be governed by the Delaware Antitakeover Law; (ii) the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder; (iii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or (iv) the business combination was approved by the board of directors of the corporation and ratified by 66 2/3% of the voting stock which the interested stockholder did not own. The Company has not opted out of the Delaware Antitakeover Law.

      The three-year prohibition described in the preceding paragraph also does not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors or who became an interested stockholder prior to the amendment to the corporation's certificate of incorporation to subject the corporation to the Delaware Antitakeover Law. The term "business combination" is defined generally to include mergers or consolidations between a Delaware corporation and an interested stockholder, transactions with an interested stockholder involving the assets or stock of the corporation or its majority-owned subsidiaries, and transactions which increase an interested stockholder's percentage ownership of stock. The term "interested stockholder" is defined, generally, as those stockholders who become beneficial owners of 15% or more of a Delaware corporation's voting stock. See "Risk Factors - Prohibitions Under the Delaware General Corporation Law Restricting Certain Business Combinations."

      These provisions could delay or frustrate the removal of incumbent directors or a change in control of the Company. These provisions also could discourage, impede, or prevent a merger, tender offer or proxy contest, even if such an event would be favorable to the interests of the stockholders.

Indemnification of Directors and Officers

     Section 2 of Article Eighth of the Company's Certificate of Incorporation provides for indemnification of the Company's officers and directors to the fullest extent permitted by Section 145 of the Delaware General Corporation Law (the "DGCL"). Section 145 of the DGCL provides for indemnification of directors and officers from and against expenses (including attorney's fees), judgments, fines and amounts paid in settlement reasonably incurred by them in connection with any civil, criminal, administrative or investigative claim or proceeding

(including civil actions brought as derivative actions by or in the right of the corporation but only to the extent of expenses reasonably incurred in defending or settling such action) in which they may become involved by reason of being a director or officer of the corporation if the director or officer acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the corporation and, in addition, in criminal actions, if he had no reasonable cause to believe his conduct to be unlawful. If, in an action brought by or in the right of the corporation, the director or officer is adjudged to be liable for negligence or misconduct in the performance of his duty, he will only be entitled to this indemnity as the court finds to be proper. Persons who are successful in defense of any claim against them are entitled to indemnification as of right against expenses actually and reasonably incurred in connection therewith. In all other cases, indemnification shall be made (unless otherwise ordered by a court) only if the board of directors, acting by a majority vote of a quorum of disinterested directors, independent legal counsel or holders of a majority of the shares entitled to vote, determines that the applicable standard of conduct has been met. Section 145 also provides this indemnity for directors and officers of a corporation who, at the request of the corporation, act as directors, officers, employees or agents of other corporations, partnerships or other enterprises.

       Section 1 of Article Eighth of the Company's Certificate of Incorporation limits the liability of the Company's directors to the Company or its stockholders to the fullest extent permitted by the DGCL. Section 102(b)(7) of the DGCL provides that personal monetary liabilities of a director for breaches of his fiduciary duties as a director may not be eliminated with regard to any breach of the duty of loyalty, failing to act in good faith, intentional misconduct or knowing violation of law, payment of an unlawful dividend, approval of an illegal stock repurchase, or obtainment of an improper personal benefit. Such a provision has no affect on the availability of equitable remedies, such as an injunction or recision, for breach of fiduciary duty.

      The employment agreements of certain directors and officers contain a provision similar to the provisions of the Certificate of Incorporation. The Company maintains directors and officers liability insurance that will insure against liabilities that directors and officers of the Company may incur in such capacities.

       Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, officers and controlling persons of the Company pursuant to the foregoing, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.


                             PLAN OF DISTRIBUTION

     This Prospectus, as appropriately amended or supplemented, may be used from time to time by the Selling Stockholder, or his transferees, to offer and sell the Shares in transactions in which the Selling Stockholder and any broker-dealer through whom any of the Shares are sold may be deemed to be underwriters within the meaning of the Securities Act. The Company will receive none of the proceeds from any such sales. There presently are no arrangements or understandings, formal or informal, pertaining to the distribution of the Shares.

      The Company anticipates that resales of the Shares by the Selling Stockholders will be effected from time to time on the open market in ordinary brokerage transactions on the Nasdaq National Market ("Nasdaq"), on which the Common Stock is included for quotation, in the over-the-counter market, or in private transactions (which may involve crosses and block transactions). The Shares will be offered for sale at market prices prevailing at the time of sale or at negotiated prices and on terms to be determined when the agreement to sell is made or at the time of sale, as the case may be. The Shares may be offered directly, through agents designated from time to time, or through brokers or dealers. A member firm of the Nasdaq may be engaged to act as a Selling Stockholder's agent in the sale of the Shares by the Selling Stockholder and/or may acquire Shares as principal. Member firms participating in such transactions as agent may receive commissions from the Selling Stockholder (and, if they act as agent for the purchaser of such Shares, from such purchaser), such commissions computed in appropriate cases in accordance with the applicable rates of the Nasdaq, which commissions may be at negotiated rates where permissible. Sales of the Shares by the member firm may be made on the Nasdaq from time to time at prices related to prices then prevailing.
Any such sales may be by block trade.

      Participating broker-dealers may agree with the Selling Stockholder to sell a specified number of shares at a stipulated price per share and, to the extent such broker dealer is unable to do so acting as agent for the Selling Stockholder to purchase as principal any unsold shares at the price required to fulfill the broker-dealer's commitment to the Selling Stockholder. In addition or alternatively, shares may be sold by the Selling Stockholder, and/or by or through the broker-dealers in special offerings, exchange distributions, or secondary distributions pursuant to and in compliance with the governing rules of the Nasdaq, and in connection therewith commissions in excess of the customary commission prescribed by the rules of such securities exchange may be paid to participating broker-dealers, or, in the case of certain secondary distributions, a discount or concession from the offering price may be allowed to participating broker-dealers in excess of such customary commission. Broker-dealers who acquire shares as principal may thereafter resell such Shares from time to time in transactions (which may involve cross and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described in the preceding two sentences) on the Nasdaq, in negotiated transactions, or otherwise, at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive commissions from the purchasers of such shares.

      Upon the Company's being notified by a Selling Stockholder that a particular offer to sell the Shares is made, a material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution, or secondary distribution, or any block trade has taken place, to the extent required, a supplement to this Prospectus will be delivered together with this Prospectus and filed pursuant to Rule 424(b) under the Securities Act setting forth with respect to such offer or trade the terms of the offer or trade; including (i) the number of Shares involved, (ii) the price at which the Shares were sold, (iii) any participating brokers, dealers, agents or member firm involved, (iv) any discounts, commissions and other items paid as compensation from, and the resulting net proceeds to, the Selling Stockholder, (v) that such broker-dealers did not conduct any investigation to verify the information set out in this Prospectus, and (vi) other facts material to the transaction.

     Shares may be sold directly by the Selling Stockholder or through agents designated by the Selling Stockholder from time to time. Unless otherwise indicated in the supplement to this Prospectus, any such agent will be acting on a best efforts basis for the period of its appointment.

     The Selling Stockholders and any brokers, dealers, agents, member firm or others that participate with a Selling Stockholder in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions or fees received by such persons and any profit on the resale of the Shares purchased by such person may be deemed to be underwriting commissions or discounts under the Securities Act.

     The Company may agree to indemnify the Selling Stockholders as an underwriter under the Securities Act against certain liabilities, including liabilities arising under the Securities Act. Agents may be entitled under agreements entered into with the Selling Stockholders to indemnification against certain civil liabilities, including liabilities under the Securities Act.

     The Selling Stockholders will be subject to the applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including without limitation Rules 10b-2, 10b-6, and 10b-7, which provisions may limit the timing of purchases and sales of any of the Shares by the Selling Stockholders. All of the foregoing may affect the marketability of the Shares.

     The Company will pay substantially all the expenses incident to this offering of the Shares by the Selling Stockholders to the public other than brokerage fees, commissions and discounts of underwriters, dealers or agents.

     In order to comply with certain states' securities laws, if applicable, the Shares will be sold in such jurisdictions only through registered or licenses brokers or dealers. In addition, in certain states the Shares may not be sold unless the Shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and the Company or Selling Stockholders comply with the applicable requirements.

                                 LEGAL MATTERS

     The validity of the Shares offered by this Prospectus has been passed upon by Shefsky Froelich & Devine Ltd., Chicago, Illinois.

                                    EXPERTS

     The consolidated financial statements of Continental Waste Industries, Inc. as of December 31, 1994 and 1995 and for the years ended December 31, 1993, 1994 and 1995 incorporated by reference in this Prospectus have been audited by Arthur Andersen, LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report.

No dealer, salesman or other person
has been authorized to give any
information or to make any
representations other than those
contained or incorporated by
reference in this Prospectus, and
if given or made, such information
or representations must not be
relied upon as having been authorized
by the Company. Neither the delivery
of this Prospectus nor any sale made
hereunder shall under any circumstances
create any implication that there has              CONTINENTAL WASTE
been no change in the affairs of the
Company since the date hereof. This                 INDUSTRIES, INC.
Prospectus does not constitute an
offer or solicitation by anyone in
any jurisdiction in which he person
making such offer or solicitation is
not qualified to do so or to anyone
whom it is unlawful to make such offer
or solicitation.


                                                     ---------------

                                                       Prospectus
                                                     ---------------


                                                         646,820

                                                        Shares of
                                                      Common Stock
                                                   ($0.0006 Par Value)

           -------------------------


                TABLE OF CONTENTS

                                      Page


Available Information..............     2
Documents Incorporated by Reference     2
The Company........................     3
Recent Developments................     4
Risk Factors.......................     6
Selected Consolidated Financial
and Operating Data.................    11
Selling Stockholders...............    13
Description of Capital Stock.......    14               July   , 1996
Plan of Distribution...............    16
Legal Matters......................    18
Experts............................    18

                                    Part II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Insurance and Distribution

The following sets forth the estimated expenses and costs in connection with the issuance and distribution of securities being registered hereby. All such expenses will be borne by the Company.

            Securities and Exchange Commission Registration Fee  $  4,182.
            Accounting Fees and Expenses....................        1,000*
            Legal Fees and Expenses.........................        2,500*
            Blue Sky Fees and Expenses......................        1,000*
            Miscellaneous...................................        1,330*
                                                                 -----------
                 Total......................................     $ 10,012.*

- ---------------------
(*) Estimated

Item 15.   Indemnification of Directors and Officers.

       Section 2 of Article Eighth of the Company's Certificate of Incorporation provides for indemnification of the Company's officers and directors to the fullest extent permitted by Section 145 of the Delaware General Corporation Law (the "DGCL"). Section 145 of the DGCL provides for indemnification of directors and officers from and against expenses (including attorney's fees), judgments, fines and amounts paid in settlement reasonably incurred by them in connection with any civil, criminal, administrative or investigative claim or proceeding (including civil actions brought as derivative actions by or in the right of the corporation but only to the extent of expenses reasonably incurred in defending or settling such action) in which they may become involved by reason of being a director or officer of the corporation if the director or officer acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the corporation and, in addition, in criminal actions, if he had no reasonable cause to believe his conduct to be unlawful. If, in an action brought by or in the right of the corporation, the director or officer is adjudged to be liable for negligence or misconduct in the performance of his duty, he will only be entitled to this indemnity as the court finds to be proper. Persons who are successful in defense of any claim against them are entitled to indemnification as of right against expenses actually and reasonably incurred in connection therewith. In all other cases, indemnification shall be made (unless otherwise ordered by a court) only if the board of directors, acting by a majority vote of a quorum of disinterested directors, independent legal counsel or holders of a majority of the shares entitled to vote, determines that the applicable standard of conduct has been met. Section 145 also provides this indemnity for directors and officers of a corporation who, at the request of the corporation, act as directors, officers, employees or agents of other corporations, partnerships or other enterprises.

       Section 1 of Article Eighth of the Company's Certificate of Incorporation limits the liability of the Company's directors to the Company or its stockholders to the fullest extent permitted by the DGCL. Section 102(b)(7) of the DGCL provides that personal monetary liabilities of a director for breaches of his fiduciary duties as a director may not be eliminated with regard to any breach of the duty of loyalty, failing to act in good faith, intentional misconduct or knowing violation of law, payment of an unlawful dividend, approval of an illegal stock repurchase, or obtainment of an improper personal benefit. Such a provision has no affect on the availability of equitable remedies, such as an injunction or recision, for breach of fiduciary duty.

      The employment agreements of certain directors and officers contain a provision similar to the provisions of the Certificate of Incorporation.

       The Company maintains directors and officers liability insurance that will insure against liabilities that directors and officers of the Company may incur in such capacities.

       Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, officers and controlling persons of the Company pursuant to the foregoing, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 16.  Exhibits and Financial Statement Schedules

Exhibit
  No.     Description

5 Opinion of Shefsky Froelich & Devine Ltd. regarding the legality of the Shares.

23.1      Consent of Arthur Andersen LLP

23.2 Consent of Shefsky Froelich & Devine Ltd. (included in Exhibit 5 above).

24 Power of Attorney (included on signature page of registration statement).

Item 17.  Undertakings

(a)The Registrant hereby undertakes:

   (1)To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

   (2)That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

   (3)To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Clark, State of New Jersey on the 8th day of July, 1996.


                           CONTINENTAL WASTE INDUSTRIES, INC.

                       By:    /s/_______________________________________
                              Carlos E. Aguero,
                              President, Chief Executive Officer and Director

     We, the undersigned, do hereby severally constitute and appoint Thomas A. Volini and Carlos E. Aguero, and each or either of them, our true and lawful attorneys and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments or post-effective amendments to this Registration Statement (including post-effective amendments or any abbreviated registration statement, and any amendments thereto, filed pursuant to Rule 462(b) increasing the amount of securities for which registration is being sought). and to file the same with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys and agents, and each or either of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys and agents, and each of them, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Signature                       Title                  Date

/s/_______________________    Chairman of the Board and      July 8, 1996
Thomas A. Volini               Chief Operating Officer
                              (Principal Executive Officer)

/s/_______________________    President, Chief Executive     July 8, 1996
Carlos E. Aguero               Officer and Director
                              (Principal Executive Officer)

/s/_______________________    Senior Vice President and      July 8, 1996
Michael J. Drury              (Chief Financial Officer and
                               Chief Accounting Officer)

/s/_______________________    Director                       July 8, 1996
Bret R. Maxwell


/s/_______________________    Director                       July 8, 1996
Donald H. Haider


/s/______________________     Director                       July 8, 1996
Richard J. Carlson

                             INDEX TO EXHIBITS

Exhibit
   No.          Description of Documents                                  Page


 5    Opinion of Shefsky Froelich & Devine Ltd. regarding the legality of the Shares...................................................

23.1  Consent of Arthur Andersen LLP..................................

23.2  Consent of Shefsky Froelich & Devine Ltd. (included in Exhibit 5 above)..........................................................

24    Power of Attorney (included on signature page of registration statement)......................................................